Exhibit (a)(1)(vii)

For Release:

May 27, 2009

7:30 a.m. EDT

GM Exchange Offers for Outstanding Public Debt Expire

DETROIT – General Motors Corp. (NYSE: GM) today announced the expiration of its exchange offers for $27.2 billion of its unsecured public notes and the related consent solicitations that were commenced on April 27, 2009. No further tenders of notes will be accepted and any notes previously tendered pursuant to the exchange offers will be promptly returned to the tendering holders.

The exchange offers expired at 11:59 p.m. EDT on May 26, 2009, at which time the principal amount of notes tendered was substantially less than the amount required by GM to satisfy the debt reduction requirement under its loan agreements with the U.S. Department of the Treasury, to meet the debt reduction objectives under its viability plan, or to meet the minimum tender condition of the exchange offers as required by the U.S. Treasury. Since these conditions, as well as certain other conditions, have not been satisfied, the exchange offers will not be consummated.

Due to the foregoing, GM has also cancelled the meetings of noteholders with respect to each series of non-US dollar-denominated notes which were scheduled to take place on May 27, 2009 in relation to certain amendments proposed in connection with the exchange offers.

The GM Board of Directors will be meeting to discuss GM’s next steps in light of the expiration of the exchange offers.

Forward Looking Statements

This document contains “forward-looking statements.” Such statements are based on the current expectations and assumptions of GM management, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those now anticipated. To better understand these risks and uncertainties, holders of notes and other readers are encouraged to read carefully GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which was filed March 5, 2009 and GM’s Current Report on Form 8-K filed on May 14, 2009 which updates and supersedes the Annual Report in relation to Item 6 – Selected Financial Data, Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 8 – Financial Statements, GM’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 which was filed on May 8, 2009 and other GM filings with the Securities and Exchange Commission (SEC), all of which can be accessed free of charge at the websites of the SEC (at www.sec.gov) and GM (at http://www.gm.com/corporate/investor_information).

General Motors Corp. (NYSE: GM), one of the world’s largest automakers, was founded in 1908, and today manufactures cars and trucks in 34 countries. With its global headquarters in Detroit, GM employs 235,000 people in every major region of the world, and sells and services vehicles in some 140 countries. In 2008, GM sold 8.35 million cars and trucks globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, Hummer, Opel, Pontiac, Saab, Saturn, Vauxhall and Wuling. GM’s largest national market is the United States, followed by China, Brazil, the United Kingdom, Canada, Russia and Germany. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

Media inquiries:

Julie M. Gibson

GM Financial Communications

212.418.6381

Julie.m.gibson@gm.com

Reneé Rashid-Merem

GM Communications

313.665.3128

Renee.rashid-merem@gm.com

Investor inquiries:

D.F. King

In North America: 800.769.7666

In Europe: 00 800 5464 5464

gm@dfking.com

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